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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)


                                 Amendment No. 1

                              Berger Holdings, Ltd.
           ----------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
           ----------------------------------------------------------
                         (Title of Class of Securities)


                                   084037 40 7
           ----------------------------------------------------------
                                 (CUSIP Number)


              John Kirwin, III, Argosy Investment Partners, L.P.,
                        90 West Valley Road, Suite 2902
                    Wayne, Pennsylvania 19087, (610) 971-9685
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 12, 2001
           ----------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 084037 40 7                  13D                     Page 2 of 5 Pages


1.       NAME OF REPORTING PERSON: Argosy Investment Partners, L.P.
                                   (Taxpayer I.D. #23-2894403)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [  ]
                                                              (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS* -- OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)  [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION -- Pennsylvania

NUMBER OF         7.       SOLE VOTING POWER - 250,000
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER - 0
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER - 250,000
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER - 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 250,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 4.6%

14.      TYPE OF REPORTING PERSON* - PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP No. 084037 40 7                  13D                     Page 3 of 5 Pages



ITEM 1. SECURITY AND ISSUER

         This Schedule 13D is filed in connection with the beneficial ownership of the $.01 par value Common Stock (the "Common Stock") of Berger Holdings, Ltd., a Pennsylvania corporation (the "Issuer"). The address of the principal executive office of the Issuer is 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053.


ITEM 2. IDENTITY AND BACKGROUND

         This Schedule 13D is filed by Argosy Investment Partners, L.P., a Pennsylvania limited partnership (the "Partnership"). The Partnership is a small business investment company licensed by the United States Small Business Administration. The principal business of the Partnership is to realize capital appreciation by investing in securities of qualified small business concerns. The address of the principal business and principal office of the Partnership is 950 West Valley Road, Suite 2902, Wayne, Pennsylvania 19087.

         Pursuant to Instruction C of Schedule 13D, the following information is provided with respect to the general partner of the Partnership. Argosy Associates, L.P., is the general partner of the Partnership (the "General Partner"). The business of the General Partner is to act as general partner of Partnership. The address of the principal business and principal office of the General Partner is 950 West Valley Road, Suite 2902, Wayne, Pennsylvania 19087.

         Neither the Partnership nor the General Partner has ever, including during the last five years, been convicted in a criminal proceeding. Neither the Partnership nor the General Partner has ever, including during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which such proceeding is or was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 12, 2001, the Partnership entered into an Exchange Agreement (the "Exchange Agreement") with the Issuer pursuant to which the Partnership surrendered 12.25% Subordinated Debenture in the principal amount of $500,000 and was issued 250,000 shares of the Issuer's Common Stock (the "Shares"). The Partnership also surrendered a stock purchase warrant for the purchase of 60,000 shares of the Common Stock and agreed to the amendment and restatement of the Issuer's 10% Convertible Subordinated Debenture in the principal amount of $1,500,000 held by the Partnership to delete the conversion provisions (as amended and restated, the "Amended Debenture").

         No cash consideration or proceeds other than as described above were derived by the Issuer or the Partnership from the issuance of the Shares or the exchange of securities.




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CUSIP No. 084037 40 7                  13D                     Page 4 of 5 Pages


ITEM 4. PURPOSE OF TRANSACTION

         The Partnership acquired the Shares and the Amended Debenture for investment purposes. Under the terms of the Exchange Agreement, the Partnership terminated its rights under the certain prior agreements with the Issuer, including without limitation, a registration rights agreement (see Item 6 with regard to certain registration rights provided under the Exchange Agreement) and the right as a holder of preferred stock to select and elect two directors to the Issuer's board of directors.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         After the transaction reported herein, the Partnership beneficially owns 250,000 shares of Common Stock of the Issuer, which such shares the Partnership has the sole power to vote and the sole power to dispose. Such shares represent 4.6% of the outstanding Common Stock of the Issuer. The Partnership does not have any other ownership, voting, or dispositive power with respect to any Common Stock of the Issuer. The Partnership has not, during the last 60 days, acquired any other Common Stock of the Issuer.

         The General Partner, individually, does not beneficially own any shares of Common Stock of the Issuer. The General Partner, individually, does not have any ownership, voting, or dispositive power with respect to any Common Stock of the Issuer. The General Partner, individually, has not, during the last 60 days, acquired any Common Stock of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer to which the Partnership or the General Partner is a party, except as herein described. Under the Exchange Agreement, the Company is obligated use its best efforts to file a registration statement covering the Shares as soon as practicable after April 30, 2001 and the Partnership was granted certain related registration rights with respect to the Shares.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

         The Exchange Agreement is attached hereto as Exhibit 10, including as Exhibit A thereto the form of Amended Debenture.



              (the remainder of this page intentionally left blank)


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CUSIP No. 084037 40 7                  13D                     Page 5 of 5 Pages






                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 7, 2001


                                The Partnership:

                                ARGOSY INVESTMENT PARTNERS, L.P.

                                By: Argosy Associates, L.P., its general partner

                                By: Argosy Associates, Inc., its general partner

                                By: /s/ John P. Kirwin, III
                                    -----------------------
                                    John P. Kirwin, III


                                General Partner:

                                Argosy Investment Associates, L.P.

                                By: Argosy Associates, Inc., its general partner

                                By: /s/ John P. Kirwin, III
                                    -----------------------
                                    John P. Kirwin, III